SAN TELMO ENERGY LTD.

ANNUAL REPORT – FORM 51-102F1

July 31, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

September 26, 2005– The following Management’s Discussion and Analysis of financial results as provided by the management of San Telmo Energy Ltd (“San Telmo” or “the Company”) should be read in conjunction with the audited consolidated financial statements and selected notes for the three months ended July 31, 2005 and comparative periods for 2005 and the audited consolidated financial statements and Management Discussion and Analysis for the years ended April 30, 2005. This commentary is based on information available to September 26, 2005. The financial data presented is in accordance with Canadian generally accepted accounting principles in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent (“BOE”) may be misleading, particular if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 mcf/bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

The Company’s fiscal year ends on April 30 and any reference to the 1st quarter, the 2nd quarter, the 3rd quarter, or the 4th quarter refers to the three months ended July, the three months ended October, the three months ended January, and the three months ended April, respectively.

Management’s Discussion and Analysis also contains other terms such as operating netbacks, which are not recognized measures under GAAP. Management believes these measures are useful supplemental measures of the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as measures of performance. San Telmo’s method of calculating these measures may differ from other companies and may not be comparable to measures used by other companies.

Description of Business

Through its wholly owned subsidiary San Telmo Energy Inc. of Calgary Alberta, the Company is in the business of acquiring, developing and exploiting oil and gas properties in western Canada. The continued operations of the Company and the recoverability of the amounts shown for the property, plant and equipment, mineral properties and related deferred costs are dependant upon discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

Discussion of Operations and Financial Conditions

Overall Performance

During the three months ended July 31, 2005 the Company has continued to improve its financial condition. Production revenues have steadily improved for each successive quarter, firstly from the improved production capability from the McLeod gas well and also from the placing of two wells in the Teepee Creek area on production in December of 2004. The working capital deficiency decreased to $1,964,611 as compared to $1,966,919 as at April 30, 2005, primarily related to costs associated with the drilling of two wells in July 2005.

Results of Operations

Net earnings and cash flow from operations

Cash Flows from operations

Cash flow from operations is determined as follows:

	Three months ended July 31,
	2005	2004
Net loss for the year	$ 68,348	$ (253,940)
Add ( deduct) non cash items Amortization	2,435	1,894
Depletion	498,717	375,190
Stock based compensation	427,250	285,775
Gain on disposal of property		43
Cash flows from operations prior to changes in working capital	$ 996,750	$ 408,962

The Company’s cash flow from operating activities prior to changes in working Capital for the three months ended July 31, 2005 was $996,750 as compared to cash flow in 2004 of $408,962, reflecting the increase in revenues for the quarter. Cash flows from operations including changes in working capital were $1,855,035 for the three months ended July 31, 2005 compared to a cash out flow of $617,010 in 2004.

Net Earnings
Selected Financial information	Three months ended July 31,
	2005	2004
Revenues $	1,787,248	929,399
Operating expenses $	312,326	191,348
Depletion, depreciation and site restoration amortization $	505,027	375,190
Transportation $	117,683	44,579
Gross operating income $	852,212	318,282
Net income (loss) $	68,348	(253,940)
Basic income (loss) per share $	0.0015	(0.0060)
Fully diluted income (loss) per share $	0.0014	(0.0060)
Cash flow from Operating activities $	996,750	408,962

The Company had a net income for the quarter ended July 31, 2005 of $68,348 compared to a loss of $253,940 in the same period of 2004.The increase is primarily due to the increased in production of 89%. The income in 2005 includes a stock based compensation charge of $427,250 compared to $285,775 in 2004.

Revenues, net of royalties were $1,787,248 for 2005 as compared to $929,399 in 2004. The increased revenues are due to production increases from 24,760 barrels of oil equivalent (boe) in 2004 to 46,911 boe in 2005. The Company has 5 wells on production for 2005, of which three were producing for a full year and two commenced production in December of 2004. Royalty expense netted against revenues for the 1st quarter of 2006 were $550,490 or $11.73 per boe, as compared to $262,940 or $10.62 per boe in 2004. The royalty increase of $1.11 per boe is primarily due to the termination of a provincial oil royalty holiday period for the Gordondale well. Royalty expense for 2005 is net of Alberta Royalty Tax Credit of $89,218 (2004 - $nil). A summary of royalties is as follows:

Royalties	2005	2004
	$	$
Crown royalties	362,552	188,598
Alberta Royalty Tax credits	(89,218)	-
Gross overiding and other royalties	277,156	74,342
	$ 550,490	$ 262,940

Operating expenses were $312,326 or $6.66 per boe in 2005 compared to $191,348 or $7.73 in 2004.The higher per boe cost in 2004 was primarily due to limitations on production levels by the plant operator at the McLeod well, which were subsequently resolved, allowing the company to produce at optimal levels.

Transportation costs were $117,683 or $ 2.51 per boe in 2005 compared to $44,579 or $1.80 per boe in 2004.

Depletion, depreciation and amortization of estimated future site restoration costs in 2005 were $505,027 or $10.77per boe, compared to $375,190 or $15.15 per boe in 2004, reflecting the increase in proven producing reserves for the year ended April 30, 2005.

General and administrative, interest and stock based compensation

	Three Months ended July 31,
	2005	2004

General and administrative expenses	$ 328,489	$ 257,196
Interest expense	28,125	29,251
Stock based compensation	427,250	285,775
Expenses per financial statements	$ 783,864	$ 572,222

General and administrative expenses were $328,489, an increase of 28% over the 2004 amount of $257,196. Business and promotion increased to $28,768 in 2005 from $10,902 in 2004. Salaries and benefits of $36,425 in 2005 relate to the hiring of a new Officer in July 2004 (2004 - $10,758). Investor relations expense for 2005 was $42,376, an increase from the 2004 expense of $38,508. The Company has hired the firm of Sea Level Communications for ongoing investor relations. Professional fees increased to $29,476 in 2005 from $19,422 in 2004, primarily due to audit fees. The company incurred travel expenses of $31,719 (2004- nil), primarily related to evaluation of potential prospects.

Interest decreased in 2005 to $28,125 from $29,251 in 2004 due to the Company obtaining banking financing during 2005. The Company currently has a $5,000,000 production revolving line of credit. At July 31, 2005 the Company had drawn down $2,300,000 on the line of credit.

Stock based compensation charges increased to $427,250 in 2005 from $285,775 in 2004. The stock based compensation charge reflects an estimation of the fair value of options granted and vested to Directors, officers and certain consultants of the Company. The valuation is determined by generally accepted accounting policy using the Black – Scholes method, which incorporates a volatility rate from the average stock price for 126 weeks prior to the granting of the options, an estimated expected life of the options and a risk free interest rate. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily reflect a reliable single measure of the fair value of the Company’s stock options.

Production

Sales volumes for the 1st quarter ended July 31, 2005 averaged 510 boe before royalties per day compared to 269 boe per day in 2004.

The following table sets forth certain information in respect of product prices received, royalties, production costs and netbacks received by the Company for the three months ended July 31, 2005 and 2004:

Netbacks ($ per boe)				Three months ended July 31,
	Natural Gas	Oil	Natural Gas liquids	2005 Total		2004 Total
	$/mcf	$/boe	$/boe	$Amount	$/boe	$Amount	$/boe
Realised price	7.92	58.18	49.09	2,345,596	50.00	1,135,763	45.87
Royalties, net of ARTC				550,490	11.73	262,940	10.62
Other revenues				7,858	0.17	56,576	2.28
				1,787,248	38.10	929,399	37.54
Operating expenses				312,326	6.66	191,348	7.73
Transportation expenses				117,683	2.51	44,579	1.80
Field operating netback				1,357,239	28.93	693,472	28.01
DD&A				505,027	10.77	375,190	15.15
General and administrative				328,489	7.00	257,196	10.39
Interest				28,125	0.60	29,251	1.18
Stock based compensation				427,250	9.11	285,775	11.54
Net earnings (loss) netback				68,348	1.46	(253,940)	(10.26)

Production Volumes	Production	Daily Average	Production	Daily Average

Oil (boe)	8,766	95	9003	98
Natural gas (mcf)	217,253	2,361	111,223	1,209
Liquids (boe)	1,936	21	752	8

Total (boe)	46,911	510	24,760	269

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells completed during the three months ended July 31,2005

	Exploratory Wells		Development wells
	Gross	Net	Gross	Net
Alberta, Canada
Oil	2	2	-	-
Gas wells	-	-	-	-
Dry wells	-	-	-	-
Service wells	-	-	-	-

Total completed wells	2	2	-	-

Capital expenditures

During the 1st quarter, the Company invested $1,008,728 in oil and gas projects, of which $522,340 relates to drilling two wells, one at Gordondale and one at Tepee Creek, to establish the development opportunity in these areas. In addition, the company acquired a 50% interest in 640 acres of a P&NG lease in the Gold Creek prospect area

As at July 31, 2005, the Company has undeveloped landholdings of 8,960 gross acres and 8,000 net acres.

Summary of Quarterly Results

Selected consolidated financial information for the 1st quarter of fiscal year ended April 30, 2006 and each of the seven previous quarters of fiscal years 2005 and 2004

(unaudited):	2006		2005
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenues	1,787,248	1,539,318	1,181,775	635,297
Operating income	852,212	861,551	116,415	(38,950)
Net income (loss)	63,848	(310,601)	(471,207)	(656,442)
Basic earnings(loss) per share	0.0015	(0.0069)	(0.0105)	(0.0152)
Fully diluted earnings( loss) per share	0.0014	(0.0069)	(0.0105)	(0.0152)
	2005		2004
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Revenues	929,399	106,018	66,337	58,575
Operating income	318,282	(114,945)	43,435	25,211
Net loss	(253,940)	(225,342)	(326,378)	(1,374,840)
Basic and diluted earnings per share	(0.006)	(0.005)	(0.040)	(0.140)

Financings, Principle Purposes and Milestones

On May 17, 2004, the Company granted 1,900,000 stock options, exercisable at $0.82 per share to May 17, 2009 to directors and employees and reduced the exercise price of 1,100,000 stock options granted October 31, 2003 at $1.95 per share to $0.82 per share.

On June 14, 2004, the Company completed a non-brokered private placement of 1,620,000 units at $0.70 per share to net proceeds of $1,134,000, of which, 330,000 of the shares issued were flow-through shares. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.82 per share until June 11, 2006.

In June 2004, the Company received $400,000 pursuant to a demand promissory note with a financial institution. The note was payable on demand and unless and until otherwise demanded, in equal monthly installments of principal and interest of $8,334 and bore interest at prime plus 1.5% per annum and was secured with a general security agreement. The outstanding portion of the note was repaid on March 22, 2005 and the security has been removed.

In June 2004, the Company obtained a $500,000 demand revolving loan with a financial institution. The loan was payable on demand and bore interest at prime plus 1.5% per annum. The outstanding potion of the loan was repaid on or about March 22, 2005 and the security has been removed.

On June 21, 2004, the Company commenced drilling a second Teepee Creek well, which is a producing oil well. Construction of production facilities for the two Teepee Creek wells started in October 2004 and production commenced in December 2004.

On September 24, 2004 the Company renegotiated the terms of settlement on the 12% $600,000 loan obtained on December 5, 2003. The loan was to be paid out in equal monthly installments of $100,000 plus interest, subject to earlier payment at the discretion of the Company. The loan has been fully paid out as of February 28, 2005.

On October 31, 2004, a director of the Company exercised 1,500,000 warrants to acquire 1,500,000 shares for a cash consideration of $90,000.

In February 2005, the Company participated in the drilling of a well in the Timeu area of Alberta, which has been abandoned.

At the February 9, 2005 Province of Alberta crown lease sale, the Company acquired two petroleum and natural gas mineral rights leases consisting of one section adjacent to the Boundary lake prospect and one section adjacent to the Teepee Creek properties for a total consideration of $ 230,000. The acquisitions of these leases were financed by loans from two Directors of the Company, with the leases pledged as security against the loans. The loans were repaid to the Directors.

On March 23, 2005, the Company’s wholly owned subsidiary, San Telmo Energy Inc., completed an arrangement with a financial bank to obtain a Revolving operating demand loan of up to $5,000,000 at an interest rate of prime plus 0.05%, payable monthly. The loan is secured by a $20,000,000 debenture and a floating charge over all of the Company’s assets, present and future and by an assignment by the Company to the bank of all risk insurance. As a condition of the loan, the previous bank financing arrangements, consisting of a demand loan and a capital loan, including interest, were repaid.

On April 7, 2005 the Company entered into four agreements with Rolling Thunder Exploration Ltd., whereby Rolling Thunder can earn a working interest share of 60% in the Company’s exploration properties of Boundary Lake, Mitsue and Morrinville by acquiring seismic data and assuming 100% of the drilling and completion casts costs of the first well in each area. In the Gold Creek prospect, Rolling Thunder Exploration Ltd. can earn a 55% working interest, by acquiring seismic date and assuming 100% of the drilling costs. In order to maintain its right to earn an interest in these areas, Rolling Thunder Exploration Ltd. must commit to drill in each area by November 15, 2005 in Gold Creek, Morrinville, and Boundary Lake, and by December 15, 2005 in Mitsue.

On June 1, 2005, the Company acquired at an Alberta Crown Land Sale, a 50% working interest in a P&NG lease in Gold Creek Alberta, adjacent to the lease presently held, for a total consideration of $154,488

Related Party Transactions

The Company incurred in the nine months ended January 31, 2005, the following charges by directors and officers or companies with common directors:

	2005	2004

Management fees	$ 32,490	$ 41,490
Professional fees	-	7,084
Rent	3,600	18,371
Directors fees	22,500	-
Consulting fees	-	20,000
Salaries	30,000	10,000

Total	$ 88,590	$ 96,495

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Contractual Commitments

	Total	Less than one year
Contractual obligations	-	-
Term debt	-	-
Revolving line of credit	$2,300,000	$2,300,000
Total	$2,300,000	$2,300,000

The Company rents office premises in Calgary, Alberta for $3200 per month, expiring on December 29, 2006 and in Vancouver B. C. on a monthly basis of $1200 per month. The Company does not have any long term contractual capital commitments.

Income Taxes

The Company is currently utilizing resource deductions not previously recorded as future income tax debits to reduce taxable income to nil and does not anticipate becoming taxable in the next few years. The Company has tax losses carried forward of approximately $3,670,948 and Canadian oil and gas expenditures of $7,342,452, which can be utilized to offset future taxable income.

Off Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Subsequent Events

In August, 2005, the Company drilled and cased a well on the Gordondale property and is currently evaluating the results.

On August 24, 2005, the Company acquired at an Alberta Crown Land Sale, a 50% working interest in a P&NG lease in Gold Creek Alberta, adjacent to the lease presently held, for a total consideration of $ 40,658

Liquidity and Solvency

The Company’s working capital position at July 31, 2005 showed a deficit of $1,964,611 which includes a revolving line of credit of $2,300,000. The Company’s ongoing cash flows from the five wells currently on production should be sufficient for the Company to meet its ongoing current obligations. The Company has obtained a revolving operating loan from a financial institution of up to $5,000,000 and a $1,500,000 acquisition/development loan to support the financing of the capital expenditure program.

Business Prospects and Year ended April 30, 2006 Outlook

The Company has, through the successful drilling of oil wells in the Gordondale and Teepee Creek areas, identified two potential oil fields. The Company has drilled two wells in these plays to further establish and develop these fields. These wells have been perforated and are being tested to determine the extent of existing hydrocarbons present. In addition the Company will continue to drill exploration wells on the prospects it currently owns through farm out arrangements with Rolling Thunder Exploration Ltd. whereby Rolling Thunder has the option to, at its own cost, acquire seismic data and drill a test well in each area to earn from 55% to 60% working interest in the well spacing units drilled. Rolling Thunder must acquire the seismic and commit to drilling a test well by November 15, 2005 under three agreements and by December 15, 2005 under a fourth agreement, or the options will expire.

The Company anticipates spending approximately $6 to $8 million dollars during the year ended April 30, 2006 on oil and gas exploration and development activities, primarily in north western Alberta.

Risk and Uncertainties

The Company is in the oil and gas exploration and production business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in oil and gas prices, market sentiment, production stoppages by third parties, weather conditions, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence result of operations, there is no impact on the Company’s financial condition.

The Company’s recorded value of the Company’s petroleum and natural gas properties is, in all cases, based on historical costs that are expected to be recovered in the future. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and funding and currency risk, as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind and the Company has assumed that market prices of oil and gas will remain relatively stable over the near future. All of the assumptions set out herein are potentially subject to significant change and out of the Company’s control. These changes are not determinable at this time.

Change in Accounting Policy

For the fiscal year beginning May 1, 2004 the Company adopted the CICA’s new section “Asset Retirement Obligations” (Section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. The adoption of this standard does not have a material adverse impact on the Company’s financial position of results of operations.

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by the renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of operations on the date that the Company renounces the deductions for investors, whereas previously the tax effect was recorded as a credit equity. As a result of this change in policy, the Company recorded a recovery of future income taxes with a corresponding reduction to share capital of $82,860 with respect to flow-through shares totaling $231,000, issued after March 19, 2004 and renounced to investors during the year ended April, 2005.

Management’s Responsibility for Financial Statements

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for oil and gas, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for oil and gas that could negatively affect prices. Although the Company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

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